SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February 2013

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Director Resignation

The press release issued by DHT Holdings, Inc. (the “Company”) on February 5, 2013 related to the resignation of Judd Arnold as a director from the Company’s board of directors is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Corporate Secretary Appointment and Office Relocation

The Company and certain of its subsidiaries have appointed Codan Services Limited of Hamilton, Bermuda to serve as corporate secretary effective February 4, 2013 in connection with the relocation of the Company’s principal executive offices from Jersey, Channel Islands to: Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda; Telephone No.: +1 (441) 299-4912; Facsimile No: +1 (441) 298-7800.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 5, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: February 5, 2013	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer